

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

Sean P. O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

> **Re: DCP Midstream, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 01-32678**

Dear Mr. O'Brien:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products